WOODSIDE
AUSTRALIAN ENERGY

02 JUL 17 AM 12:16

9 April 2002

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

02042671

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Drilling Report in relation to Exeter-1 (WA-191-P) lodged with the Australian Stock Exchange ("ASX") on 9 April 2002.

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

9 April 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.

ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Exeter-1

Woodside Petroleum Ltd., participant in the WA-191-P Joint Venture, reports that the Exeter-1 exploration well located in the Carnarvon Basin of the North West Shelf was spudded on 5 April 2002.

Since spudding the well has drilled 17½ inches to 908 metres and run and cemented the $13^3/_8$ inch casing. On 9 April 2002, the operation was drilling ahead at 926 metres.

The Sedco 702 drill rig is drilling the well. The location is approximately 11 kilometres SW of the Norfolk-1 oil discovery well. Water depth at the location is 147 metres and the total planned depth is 3212 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

The well is being sole risked by 3 of the 4 permit holders. Woodside's interest in the Well is 10.93%. Other participants are Santos Ltd. (44.53% - Operator) and Mobil Australia Resources Company Pty. Ltd (44.54%).

ANTHONY NIARDONE
Asst. Company Secretary